Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2022

(Beijing–July 29, 2022)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2023 ended May 31, 2022.

Highlights for the First Quarter of Fiscal Year 2023

-	Net revenues was US$224.0 million, compared to net revenues of US$1,384.9 million in the same period of the prior year.

-	Loss from operations was US$28.3 million, compared to loss from operations of US$126.9 million in the same period of the prior year.

-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$1.8 million, compared to non-GAAP loss from operations of US$59.4 million in the same period of the prior year.

-	Net loss attributable to TAL was US$43.8 million, compared to net loss attributable to TAL of US$102.1 million in the same period of the prior year.

-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$17.4 million, compared to non-GAAP net loss attributable to TAL of US$34.6 million in the same period of the prior year.

-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.07. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.03. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$2,892.1 million as of May 31, 2022, compared to US$2,708.7 million as of February 28, 2022.

Financial Data——First Quarter of Fiscal Year 2023

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	May 31,
	2021	2022	Pct. Change
Net revenues	1,384,943	224,045	(83.8%)
Loss from operations	(126,857)	(28,323)	(77.7%)
Non-GAAP loss from operations	(59,412)	(1,844)	(96.9%)
Net loss attributable to TAL	(102,078)	(43,829)	(57.1%)
Non-GAAP net loss attributable to TAL	(34,633)	(17,350)	(49.9%)
Net loss per ADS attributable to TAL – basic	(0.16)	(0.07)	(57.1%)
Net loss per ADS attributable to TAL – diluted	(0.16)	(0.07)	(57.1%)
Non-GAAP net loss per ADS attributable to TAL – basic	(0.05)	(0.03)	(49.9%)
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.05)	(0.03)	(49.9%)

“Our performance this quarter demonstrates the combined efforts of our experienced management team, innovative employees, and our extensive business partners. In the process of our transformation, we are focused on developing new initiatives that match the mega trends in our industry and the broader ecosystem.” said Alex Peng, TAL’s President & Chief Financial Officer.

“We believe TAL’s trusted brand, operational excellence and pedagogical know-how will position the company for the transformation we are going through.” Mr. Peng concluded.

Financial Results for the First Quarter of Fiscal Year 2023

Net Revenues

In the first quarter of fiscal year 2023, TAL reported net revenues of US$224.0 million, representing an 83.8% decrease from US$1,384.9 million in the first quarter of fiscal year 2022.

Operating Costs and Expenses

In the first quarter of fiscal year 2023, operating costs and expenses were US$260.0 million, representing an 82.8% decrease from US$1,515.0 million in the first quarter of fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$233.6 million, representing an 83.9% decrease from US$1,447.6 million in the first quarter of fiscal year 2022.

Cost of revenues decrease by 85.6% to US$88.6 million from US$613.1 million in the first quarter of fiscal year 2022. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 85.9% to US$86.2 million, from US$612.8 million in the first quarter of fiscal year 2022.

Selling and marketing expenses decreased by 86.1% to US$60.0 million from US$431.3 million in the first quarter of fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 87.2% to US$52.0 million, from US$407.4 million in the first quarter of fiscal year 2022.

General and administrative expenses decreased by 66.3% to US$111.5 million from US$331.1 million in the first quarter of fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 66.9% to US$95.4 million, from US$288.0 million in the first quarter of fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 60.7% to US$26.5 million in the first quarter of fiscal year 2023 from US$67.4 million in the same period of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the first quarter of fiscal year 2023, compared to US$139.4 million for the first quarter of fiscal year 2022.

Gross Profit

Gross profit decreased by 82.4% to US$135.5 million from US$771.8 million in the first quarter of fiscal year 2022.

Loss from Operations

Loss from operations was US$28.3 million in the first quarter of fiscal year 2023, compared to loss from operations of US$126.9 million in the first quarter of fiscal year 2022. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$1.8 million, compared to Non-GAAP loss from operations of US$59.4 million in the same period of the prior year.

Other Income / (Expense)

Other expense was US$26.8 million for the first quarter of fiscal year 2023, compared to other income of US$38.8 million in the first quarter of fiscal year 2022.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil for the first quarter of fiscal year 2023, compared to US$23.2 million for the first quarter of fiscal year 2022.

Income Tax expense

Income tax expense was US$2.3 million in the first quarter of fiscal year 2023, compared to US$31.2 million of income tax expense in the first quarter of fiscal year 2022.

Net Loss Attributable to TAL Education Group

Net loss attributable to TAL was US$43.8 million in the first quarter of fiscal year 2023, compared to net loss attributable to TAL of US$102.1 million in the first quarter of fiscal year 2022. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$17.4 million, compared to Non-GAAP net loss attributable to TAL of US$34.6 million in the first quarter of fiscal year 2022.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.07 in the first quarter of fiscal year 2023. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.03, in the first quarter of fiscal year 2023.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2022, the Company had US$1,736.0 million of cash and cash equivalents and US$1,156.1 million of short-term investments, compared to US$1,638.2 million of cash and cash equivalents and US$1,070.5 million of short-term investments as of February 28, 2022.

Deferred Revenue

As of May 31, 2022, the Company’s deferred revenue balance was US$227.4 million, compared to US$187.7 million as of February 28, 2022.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2023 ended May 31, 2022 at 8:00 a.m. Eastern Time on July 29, 2022 (8:00 p.m. Beijing time on July 29, 2022).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI2f124a2b4d054342a99323e38a074715.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2022	As of May 31, 2022
ASSETS

Current assets
Cash and cash equivalents	$1,638,189	$1,736,036
Restricted cash-current	755,646	532,214
Short-term investments	1,070,535	1,156,100
Inventory	21,830	22,483
Amounts due from related parties-current	919	546
Income tax receivables	19,504	3,145
Prepaid expenses and other current assets	122,753	146,174
Total current assets	3,629,376	3,596,698
Restricted cash-non-current	287,951	248,816
Property and equipment, net	281,226	258,004
Deferred tax assets	6,747	3,185
Rental deposits	10,770	11,572
Intangible assets, net	1,696	1,224
Land use right, net	217,708	204,751
Amounts due from related parties-non-current	77	1
Long-term investments	414,487	342,526
Long-term prepayments and other non-current assets	5,418	2,927
Operating lease right-of-use assets	227,072	165,437
Total assets	$5,082,528	$4,835,141

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$89,838	$71,097
Deferred revenue-current	187,718	227,344
Amounts due to related parties-current	205	138
Accrued expenses and other current liabilities	509,461	441,624
Income tax payable	49,257	38,401
Operating lease liabilities, current portion	66,105	44,173
Total current liabilities	902,584	822,777
Deferred revenue-non-current	14	13
Deferred tax liabilities	1,680	3,368
Operating lease liabilities, non-current portion	175,988	133,749
Total liabilities	1,080,266	959,907

Equity
Class A common shares	167	167
Class B common shares	49	49
Treasury Stock	-	(4)
Additional paid-in capital	4,358,265	4,334,980
Statutory reserve	154,362	154,222
Accumulated deficit	(544,309)	(587,998)
Accumulated other comprehensive income/(loss)	61,617	(807)
Total TAL Education Group's equity	4,030,151	3,900,609
Noncontrolling interest	(27,889)	(25,375)
Total equity	4,002,262	3,875,234
Total liabilities and equity	$5,082,528	$4,835,141

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2021	2022
Net revenues	$1,384,943	$224,045
Cost of revenues (note 1)	613,141	88,558
Gross profit	771,802	135,487
Operating expenses (note 1)
Selling and marketing	431,349	60,039
General and administrative	331,133	111,450
Impairment loss on intangible assets and goodwill	139,409	-
Total operating expenses	901,891	171,489
Government subsidies	3,232	7,679
Loss from operations	(126,857)	(28,323)
Interest income	36,601	13,063
Interest expense	(3,172)	-
Other income/(expense)	38,822	(26,789)
Impairment loss on long-term investments	(23,182)	-
Loss before income tax expense and (loss)/income from equity method investments	(77,788)	(42,049)
Income tax expense	(31,204)	(2,316)
(Loss)/income from equity method investments	(72)	1,453
Net loss	$(109,064)	$(42,912)
Add: Net loss/(income) attributable to noncontrolling interest	6,986	(917)
Total net loss attributable to TAL Education Group	$(102,078)	$(43,829)
Net loss per common share
Basic	$(0.47)	$(0.20)
Diluted	(0.47)	(0.20)
Net loss per ADS (note 2)
Basic	$(0.16)	$(0.07)
Diluted	(0.16)	(0.07)
Weighted average shares used in calculating net loss per common share
Basic	214,982,190	215,062,603
Diluted	214,982,190	215,062,603

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2021	2022
Cost of revenues	$383	$2,393
Selling and marketing expenses	23,972	8,081
General and administrative expenses	43,090	16,005
Total	$67,445	$26,479

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive LOSS

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2021	2022
Net loss	$(109,064)	$(42,912)
Other comprehensive income/(loss), net of tax	15,695	(60,826)
Comprehensive loss	(93,369)	(103,738)
Add: Comprehensive income/(loss) attributable to noncontrolling interest	7,109	(2,514)
Comprehensive loss attributable to TAL Education Group	$(86,260)	$(106,252)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2021	2022
Cost of revenues	$613,141	$88,558
Share-based compensation expense in cost of revenues	383	2,393
Non-GAAP cost of revenues	612,758	86,165

Selling and marketing expenses	431,349	60,039
Share-based compensation expense in selling and marketing expenses	23,972	8,081
Non-GAAP selling and marketing expenses	407,377	51,958
General and administrative expenses	331,133	111,450
Share-based compensation expense in general and administrative expenses	43,090	16,005
Non-GAAP general and administrative expenses	288,043	95,445

Operating costs and expenses	1,515,032	260,047
Share-based compensation expense in operating costs and expenses	67,445	26,479
Non-GAAP operating costs and expenses	1,447,587	233,568

Loss from operations	(126,857)	(28,323)
Share based compensation expenses	67,445	26,479
Non-GAAP loss from operations	(59,412)	(1,844)

Net loss attributable to TAL Education Group	(102,078)	(43,829)
Share based compensation expenses	67,445	26,479
Non-GAAP net loss attributable to TAL Education Group	$(34,633)	$(17,350)
Net loss per ADS
Basic	$(0.16)	$(0.07)
Diluted	(0.16)	(0.07)
Non-GAAP Net loss per ADS
Basic	$(0.05)	$(0.03)
Diluted	(0.05)	(0.03)
ADSs used in calculating net loss per ADS
Basic	644,946,571	645,187,809
Diluted	644,946,571	645,187,809
ADSs used in calculating Non-GAAP net loss per ADS
Basic	644,946,571	645,187,809
Diluted	644,946,571	645,187,809